SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2013

First Quarter 2013

Revenue

First quarter revenue increased 33.9% to $117.6 million from $87.9 million in the first quarter 2012.

Americas’ revenue increased 89% to $48.3 million from $25.6 million; Western Europe revenue increased 17% to $53.3 million from $45.7 million; Asia-Pacific revenue decreased 6% to $9.3 million from $9.9 million; and CEMEA revenue increased 1% to $6.7 million.

The following table sets forth each region’s contribution to total revenue and a comparison with the first quarter 2012 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	March 31, 2012	March 31, 2013
The Americas	29.2%	41.1%	88.6%
Western Europe	51.9%	45.3%	16.8%
Asia-Pacific	11.3%	7.9%	(6.3%)
Central & Eastern Europe, Middle East & Africa	7.6%	5.7%	0.6%
Total	100.0%	100.0%	33.9%

The Americas’ led the revenue increase with continued growth in household penetration in the U.S. demonstrated by the growing number of Soda Makers and Consumables sold in the region. Western Europe revenue increase, in both Soda Makers and Consumables, was driven mainly by Germany and France. Asia-Pacific’s revenue was impacted by delay in retail door expansion in Japan. CEMEA’s revenue did not materially change primarily as the result of reduced orders from the Czech distributor due to a softening retail environment and preparation ahead of new products launch later in the year.

Soda maker unit sales increased 14% to 776,000 from 683,000 driven by the U.S. CO2 refill unit sales increased 30% to 4.8 million; and flavor unit sales increased 34% to 7.7 million. The CO2 refill unit sales increase reflects growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

First quarter gross margin decreased slightly to 54.5% in 2013 compared to 55.0% in the prior year, primarily due to higher dependence on manufacturing subcontractors, partially offset by an increase in direct distribution that accounted for 81% of total revenue in the quarter compared to 72% in the first quarter 2012. The increase in direct distribution is mainly due to growth in U.S. revenue and to a lesser extent, lower sales to certain distributors.

Sales & Marketing

Sales and marketing expenses in the quarter totaled $38.9 million, or 33.0% of revenue, compared to $27.3 million, or 31.0% of revenue for the first quarter 2012.

Selling expenses within sales and marketing amounted to $23.0 million, or 19.5% of revenue, compared to $17.3 million or 19.7% of revenue in the first quarter 2012. Advertising and promotion expenses were $15.9 million, or 13.5% of revenue in the quarter, compared to $10.0 million, or 11.3% of revenue in the first quarter 2012, primarily due to an increase in advertising expenses following the Super Bowl campaign in the U.S.

General & Administrative

General and administrative expenses for the first quarter were $11.6 million, or 9.9% of revenue, compared to $9.6 million, or 11.0% of revenue in the first quarter 2012. The 110 basis point improvement was driven by leveraging fixed expenses on higher revenue.

Share-based compensation expense in the quarter amounted to $2.4 million compared to $1.4 million in the first quarter 2012. Excluding the share-based compensation expense, general and administrative expenses were 7.8% of revenue in the quarter compared to 9.4% in the first quarter 2012.

Operating Income

Operating income increased to $13.6 million, or 11.6% of revenue, compared to $11.5 million, or 13.1% of revenue in the first quarter 2012.

Tax Rate

Tax expense was $1.3 million representing a 9.7% effective tax rate compared to $1.4 million or a 12.0% effective tax rate in the first quarter 2012. This reduction in effective tax rate is primarily attributable to utilization of taxable losses.

Net Income

First quarter 2013 net income on an IFRS basis was $12.1 million, or $0.57 per share, based on 21.2 million weighted shares outstanding compared to net income on IFRS basis of $10.1 million, or $0.48 per share, based on 21.0 million weighted shares outstanding in the first quarter 2012.

Excluding the share-based compensation expense, first quarter 2013 adjusted net income was $14.5 million, or $0.68 per diluted share, compared to adjusted net income of $11.5 million, or $0.55 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") did not have a material impact on revenue and operating income in the quarter compared to first quarter 2012 as on average there was no material change in the USD rate against most of the Company’s business currencies. Approximately 61% of first quarter 2013 revenue was denominated in non-USD currencies, most of which were currencies also used in the first quarter 2012, mainly the EUR. Approximately 57% of costs and expenses were also denominated in non-USD currencies, mainly the Israeli Shekel and the EUR.

Balance Sheet

As of March 31, 2013, the Company had cash and cash equivalents and bank deposits of $49.9 million compared to $62.1 million at December 31, 2012. The decrease was primarily attributable to an increase in working capital. As of March 31, 2013, the Company had $8.1 million in outstanding loans and borrowings to partially finance the acquisition of property, plant and equipment, mainly the initial investments in the new main production site, compared to no bank debt as of December 31, 2012.

As of March 31, 2013, working capital increased by $23.0 million to $118.1 million from $95.1 million as of December 31, 2012, mainly due to a decrease in accounts payable and other current liabilities following the 2012 holiday advertising payment and earlier raw material purchasing this quarter versus the same period last year.

Inventories increased by $5.5 million to $118.2 million as of March 31, 2013 from $112.7 million as of December 31, 2012, ahead of the spring/summer selling season.